Contact

www.linkedin.com/in/juwon-io (LinkedIn)

Top Skills

Customer Retention

A/B Testing

Solutions Engineering

Languages

English (Native or Bilingual)

Yoruba (Native or Bilingual)

French (Elementary)

Certifications

Enterprise Leadership and Business Planning Program

What is Social (Northwestern University)

Key Account Management

The Fundamentals of Digital Marketing

The Importance of Listening (Northwestern Universtity)

Honors-Awards

YTech100

Juwon Isola-Osobu

PM | Consumer Products, Growth, Data, & AI | UF MBA | Ex-Apple #, Amex

Austin, Texas, United States

Summary

I've spent the past decade figuring out why people adopt new technology, what makes them stay, and how to build that into the product from day one. With over 10 years of experience across consumer products, growth, and monetization, I specialize in taking complex, cutting-edge capabilities and translating them into experiences that drive real user value and durable revenue. From scaling a SaaS platform to 15,000+ users in six months to leading enterprise product strategy at American Express, I have consistently operated at the intersection of user needs and business outcomes. My background spans solutions engineering and data architecture, which gives me an edge in the AI era. I understand how these systems actually work under the hood, which makes me a sharper product thinker when it comes to scoping what AI can do, identifying where it breaks down, and designing experiences that make its value undeniable to everyday users. My approach is rooted in first principles thinking. I do not just optimize what exists, I question whether we are solving the right problem in the first place. That mindset has helped me ship faster, reduce waste, and build products users actually stick with. Outside of product work, I host the WorkingInTech podcast (60+ episodes) where I explore real tech career experiences and industry trends, keeping me closely connected to how people discover, adopt, and build habits around new technology. MBA, University of Florida | Ex-Apple | Ex-Amex

Experience

Oya Active

Founder

May 2025 - Present (1 year 2 months)

Austin, Texas, United States

JuwonTheTechie

Creator

July 2022 - December 2025 (3 years 6 months)
United States

Built and grew a tech career media brand from zero, producing 90+ episodes of the WorkingInTech podcast featuring guests ranging from new tech entrants to Kelsey Hightower (retired Distinguished Engineer, Google) and senior leaders from Amazon and other top tech companies.

- Grew the brand to 10,000+ podcast downloads, 1,000,000+ views across platforms, 30,000+ social media followers, and 2,000+ newsletter subscribers through consistent content and authentic community building.

- Covered topics spanning AI strategy, data products, software engineering, and career development, developing a sharp instinct for how everyday people discover, evaluate, and adopt new technology.

- Built and retained an engaged audience over three years, applying the same activation and retention thinking to content that I bring to product work.

American Express
Senior Product Manager
January 2024 - 2025 (1 year)
New York, NY

- Built internal platform products that enabled teams across the organization to work more effectively, reducing operational dependencies by 75% and accelerating time to insight.

- Led experimentation to replace a manual Excel-based process with a semi-automated metadata generation tool, validating adoption through iterative testing and cutting team effort by 60%.

- Designed a centralized coordination system for cross-functional feature requests, giving multiple teams a single source of truth for data impacts, outages, and compliance changes.

- Championed unstructured data solutions that unlocked new product capabilities, including check image processing, enabling downstream teams to build customer-facing features faster.

- Drove alignment across engineering, security, and business stakeholders to ensure platform decisions supported both compliance requirements and broader product goals.

Apple
Product Manager
August 2022 - November 2023 (1 year 4 months)
Austin, Texas Metropolitan Area

- Led product initiatives to improve how Apple products showed up across partner eCommerce sites, measuring digital experience quality including page content, imagery compliance, conversion signals, and promotional performance against MarCom goals.

- Designed and ran blind A/B tests on partner sites to optimize product discovery, including testing brand naming conventions that drove measurable increases in click-through and purchase consideration.

- Redesigned the digital experience measurement platform from the ground up, simplifying navigation and reporting tools to eliminate user confusion and drive a 37% efficiency gain and 20% increase in feature adoption.

- Partnered with engineering, design, and marketing stakeholders to align platform capabilities with eCommerce best practices, ensuring teams could act on insights faster and at scale.

Afro Lazer
Co-Founder
April 2022 - March 2023 (1 year)

Reskill Americans
Director Program Management
January 2021 - August 2022 (1 year 8 months)
Remote

- Owned the full student journey from acquisition to job placement, personally interviewing 60+ students across the program lifecycle to understand engagement drop-off and inform product and experience decisions.

- Designed and executed a retention strategy combining community building, automated nudges, and timely support interventions that tripled industrystandard completion rates from 5% to 13%+ on a free program with inherently low commitment levels.

- Built the entire technology stack and engagement strategy across CMS, Zendesk, Slack, and survey tooling, creating a coordinated system that delivered the right support to students at the right time.
- Drove a marketing and outreach strategy that attracted 3,000+ students in seven weeks, then focused on activation and retention to ensure acquisition translated into real outcomes.

- Built partnerships with F500 employers and nonprofits that resulted in a 45% job placement rate for graduates.

Buzzline
Co-Founder / Product Lead
January 2020 - May 2021 (1 year 5 months)
Austin, Texas Metropolitan Area

- Founded and scaled a $20/month SaaS subscription platform to 15,000+ users in six months, driven by founder-led content marketing and product storytelling with minimal paid spend.

- Identified churn driven by user confusion and language barriers, diagnosed the activation gap through user research, and shipped native Spanish localization including real-time message translation, directly reversing retention decline.

- Integrated AI-powered call and message automation that routed inbound leads into structured sales flows for business owners, increasing lead-to-opportunity conversion rates.

- Owned the full subscriber journey from onboarding through retention, using qualitative signals and usage patterns to prioritize product decisions that kept users engaged.

- Recruited an ex-FAANG Principal Engineer as technical co-founder and built a remote engineering team, shipping a cross-platform product across web, iOS, and Android within four months.

Jay Osbie
Senior Product Manager

May 2014 - December 2019 (5 years 8 months)
Nigeria

- Led product and growth strategy for a fashion eCommerce brand in Nigeria, leveraging third-party platforms including Jumia to drive distribution, visibility, and revenue.

- Used data analytics to optimize product assortment and positioning, increasing sell-through rates by 75% and driving 15% year over year revenue growth.

- Built and managed consumer acquisition and retention strategies, including digital advertising, celebrity endorsements, and market trend analysis to keep the product resonating with target audiences.

- Reduced operational costs by 30% through smarter procurement and supplier management, freeing resources to reinvest in growth.

Metrik Labs
Co-Founder
January 2019 - November 2019 (11 months)
Austin, Texas, United States

Marketing agency providing services, including growth and programmatic marketing, content strategy, and SEO, has helped many companies find new customers, gain revenue, and grow their online presence.

1500naira.com
Co-Founder
April 2012 - March 2014 (2 years)
Lagos, Nigeria

Led product strategy, marketing, and business operations for a digital marketplace, achieving rapid revenue growth and a successful exit.

• Scaled the company, increasing annual revenue 3.5x within two years.
• Developed and executed a digital marketing strategy that drove a 40% increase in sales.
• Managed financial planning, budgeting, and fundraising to ensure sustainable business growth.
• Led the company's acquisition and investor payout, delivering strong returns.

Ruff 'n' Tumble

Business Development Lead
May 2011 - March 2012 (11 months)
Isaac John, Ikeja GRA, Lagos

Led a team that successfully increased sales by 22% within 6 months of new campaign implementation. Designed and coordinated advertising strategies to grow our business in ways we never could before, including developing online channels for the first time ever which has resulted in an increase in overall brand visibility as well!

fablo entertainment
Artiste/Event Manager
January 2007 - December 2010 (4 years)
Nigeria

Co-founded Obafemi Awolowo University's first underground label and entertainment company. Organized student shows across Nigeria with the help of many other artists including booking logistics for performances.

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Education

University of Florida - Warrington College of Business
Master of Business Administration - MBA, Business Administration and Management, General · (August 2024 - April 2026)

Obafemi Awolowo University
Bachelor's Degree, History